31.12.2008* 11077

N°________ / MMI PME/ DMG

REPUBLIQUE DU SENEGAL
Un Peuple – Un But – Une Foi

MINISTERE DES MINES DE L'INDUSTRIE ET DES PME

/-)nalyse : Arrêté ministériel portant deuxième prorogation du permis de recherche minière pour or et substances connexes du périmètre de Sabodala transféré à « OROMIN Joint Venture Group Explorations Ltd » et prorogé une première fois par arrêté n°000599/MEM/DMG du 07 février 2007.

LE MINISTRE D'ETAT, MINISTRE DES MINES DE L'INDUSTRIE ET DES PME,

VU la Constitution ;

VU la loi n°64-46 du 17 juin 1964 relative au Domaine National et les textes pris pour son application ;

VU la loi 2003-36 du 24 novembre 2003 portant Code minier ;

VU le décret n° 2004-647 du 17 mai 2004 fixant les modalités d'application de la loi portant Code minier ;

VU le décret n°2007-826 du 19 juin 2007 portant nomination du Premier Ministre ;

VU le décret n°2007-973 du 07 septembre 2007 relatif aux attributions du Ministre des Mines et de l'Industrie ;

VU le décret n°2008-1026 du 10 septembre 2008 portant répartition des services de l'Etat et du contrôle des établissements publics, des sociétés nationales et des sociétés à participation publique entre la Présidence de la République, la Primature et les Ministères ;

VU le décret n°2008-1302 du 13 novembre 2008 nommant un ministre d'Etat et fixant la composition du Gouvernement ;

VU l'arrêté n° 000918/MEM/DMG du 04 mars 2005 portant attribution du permis de recherche minière pour or et substances connexes à la société Oromin Explorations Ltd (périmètre de Sabodala, 230 km²) ;

VU l'arrêté n°000599/MEM/DMG du 07 février 2007 portant transfert et prorogation du permis de recherche minière pour or et substances connexes à « OROMIN Joint Venture Group Explorations Ltd » (périmètre de Sabodala, 230 km²) ;

.../...

VU   la convention minière signée le 17 février 2005 entre l'Etat du Sénégal et la société OROMIN Explorations Ltd;

VU   la demande de prorogation de la société « OROMIN Joint Venture Group Explorations Ltd » en date du 21 octobre 2008;

SUR proposition du Directeur des Mines et de la Géologie ;

/-) R R E T E

ARTICLE PREMIER : Le permis de recherche minière pour or et substances connexes du périmètre de Sabodala, transféré à « OROMIN Joint Venture Group Explorations Ltd » et prorogé une première fois par arrêté n°000599/MEM/DMG du 07 février 2007, est prorogé.

ARTICLE 2 : Le permis de recherche est prorogé pour une durée de douze (12) mois à compter du 22 décembre 2008, date d'expiration de l'arrêté n°000599/MEM/DMG du 07 février 2007.

ARTICLE 3 : Le périmètre du permis de recherche prorogé, d'une superficie réputée égale à 212,6 km² , est délimité par les points de coordonnées UTM WGS 84 (Zone 28 P) suivants:

Points	X	Y
A	814 448	1 467 544
B	826 026	1 463 606
C	812 226	1 444 991
D	802 663	1 450 881
E	807 539	1 457 938
F	811 548	1 457 938
G	811 548	1 456 220
H	814 448	1 456 220

ARTICLE 4 : Le montant minimum de l'engagement de dépenses durant la période de validité de la deuxième prorogation du permis de recherche minière est fixé à douze millions (12 000 000) de dollars américains.

ARTICLE 5 : Toutes les dispositions des articles 5, 6 et 7 de l'arrêté n°00918/MEM/DMG du 04 mars 2005 portant attribution du permis de recherche restent inchangées.   .../...

ARTICLE 6 : Le Gouverneur de la Région de Kédougou et Directeur des Mines et de la Géologie sont chargés, chacun en ce qui le concerne, de l'exécution du présent arrêté qui sera publié et communiqué partout où besoin sera./-


Le Ministre d'Etat,
Ministre des Mines, de l'Industrie
et des PME



Maître Ousmane NGOM


Ampliations :

PR	1
SGG	1
MMIPME	2
M. Intérieur	1
Gouverneur / Kédougou	1
Préfet / Kédougou	1
DMG	5
D. Domaines	1
D. Environnement	1
D. Eaux et forêts	1
CDGM/Kédougou	1
SR / MMIPME/ Tamba	1
Intéressé	1
JORS	2/20